Exhibit 4.13

HELIX BIOPHARMA CORP. EXECUTIVE BONUS PLAN

WHEREAS:

A.	The Company is currently seeking equity financing, the market for which is challenging;

B.
The Company has two critical pharmaceutical projects in the development stage, the successful completion of each of which demands significant time, attention and effort on the part of the Company’s Executives, over and above their normal duties and responsibilities;

C.	The Company desires to establish a bonus plan for its Executives to act as an incentive for the completion of the required financing and pharmaceutical projects;

NOW THEREFORE an Executive Bonus Plan is hereby established as follows:

1.    Name of Plan

This Plan shall be known as the “Helix BioPharma Executive Bonus Plan” (hereinafter referred to as the “Plan”), established as of January 17, 2006.

2.    Term of Plan

Unless earlier terminated by payout of the maximum funding provided under the Plan as set forth in section , the Plan shall terminate on December 31, 2008.

3.    Administration of Plan

The Plan shall be administered by the Company’s Compensation Committee, which shall have the power and authority to interpret and settle any issues regarding the Plan. The Plan may not be amended, suspended or terminated without the prior approval of the Board of Directors.

4.    Participants

The initial participants in the Plan shall consist of the following employees:

-   Chairman
-   President and Chief Executive Officer
-   Vice President of Corporate Development
-   Vice President of Technology
-   Chief Financial Officer
-   Vice President of Regulatory Affairs (or similar position)

Additional participants may be added to the Plan from time to time by resolution of the Compensation Committee, provided that the Compensation Committee has first determined that the participant to be added qualifies as an “Executive” of the Company. The Compensation Committee shall have the discretion to determine such qualification.

5.    Maximum Funding Available under Plan

The maximum cumulative amount of all bonuses that may be paid under this Plan is $600,000.

6.    Milestones

Each of the following Milestones shall qualify for the granting of a minimum bonus of $150,000 and a maximum bonus of $250,000 to all Participants in the Plan:

(a)
Financing – An equity financing or series of equity financings pursuant to which the Company has received gross proceeds from the financing(s) of not less than $20 million. For greater certainty, only proceeds received by the Company on the closing of a financing shall be considered for purposes of this Financing Milestone, and any proceeds which may be received on the subsequent exercise of any warrants or other rights to purchase securities of the Company issued as part of such Financing shall not be included;

(b)	Topical Interferon alpha-2b – The decision of the board of directors that the Company proceed with a Phase III clinical trial of Topical Interferon alpha-2b;

(c)	DOS47 – the final approval by the appropriate regulatory authority (e.g. the FDA in the U.S.) allowing the Company to proceed with a Phase I clinical trial of LDOS47 or other DOS47 conjugate.

7.    Bonus Allocations

Within 30 days of the achievement of a Milestone, the Company’s Compensation Committee shall meet to determine:

(a)	The amount of bonus to be distributed to the Plan Participants in the aggregate in respect of such Milestone (the “Milestone Bonus”); and

(b)	The portion of the Milestone Bonus that shall be paid to each of the Participants (each, a “Participant Bonus”).

In the event that the Compensation Committee is unable to reach unanimous agreement on the Milestone Bonus within such 30 days, the Compensation Committee shall be deemed to have determined the Milestone Bonus to be $200,000. In the event that the Compensation Committee is unable to reach unanimous agreement on the amount of each Participant Bonus within such 30 days, the Compensation Committee shall be deemed to have determined that each Participant shall share equally in the Milestone Bonus.

8.    Factors to be Considered in Determining Milestone Bonus

In determining the amount of Milestone Bonus to be awarded in respect of any Milestone, the Compensation Committee shall take into account, among such other factors as it may consider relevant, the time frame within which the Milestone was achieved, the cost to the Company to achieve such Milestone, and the benefit to the Company and its shareholders by achieving such Milestone.

9.    Factors to be Considered in Determining Participant Bonuses

In determining the amount of each Participant Bonus to be awarded in respect of any Milestone Bonus, the Compensation Committee shall take into account, among such other factors as it may consider relevant, each Participant’s relative role in achieving the relevant Milestone, each Participant’s length of service with the Company, each Participant’s salary, stock options, bonuses paid within the previous 12 months and other compensation benefits, and whether the Participant met or exceeded expectations in assisting the Company to achieve the Milestone. For greater certainty, it is acknowledged that it is not a requirement of the Plan that all Participants participate in a Milestone Bonus, but the entire Milestone Bonus shall be allocated and paid to at least one Participant.

10.   Bonus Payments

The Company shall pay the Participant Bonuses within 10 days of the earlier of the Compensation Committee’s determination or deemed determination pursuant to section and the 30th day following the achievement by the Company of the relevant Milestone.

APPROVED by the non-executive directors of Helix BioPharma Corp. this 17th day of January 2006

/s/ Richard Rossman
Richard Rossman, Chairman